August 2, 2024

Howard Marks
Chief Executive Officer
StartEngine Crowdfunding, Inc.
4100 West Alameda Avenue
Burbank, CA, 91505

       Re: StartEngine Crowdfunding, Inc.
           Form 10-K for the Fiscal Year ended December 31, 2023
           Response Dated July 5, 2024
           File No. 000-56415
Dear Howard Marks:

       We have reviewed your July 5, 2024 response to our comment letter and have the following comments.

       Please respond to this letter within ten business days by providing the requested information or advise us as soon as possible when you will respond. If you do not believe a comment applies to your facts and circumstances, please tell us why in your response.

        After reviewing your response to this letter, we may have additional comments. Unless we note otherwise, any references to prior comments are to comments in our May 17, 2024 letter.

Form 10-K for the Fiscal Year ended December 31, 2023
Financial Statements
Note 2 - Summary of Significant Accounting Policies
Investments - Real Estate, page F-16

1. We note your response to prior comment 3 indicating that you intend to update your accounting policy to clarify that you apply the fair value model to account for your investment in real estate. Please provide us with your proposed accounting policy disclosure and cite the authoritative accounting literature that you are relying upon to account for your investment in real estate at fair value.

Revenue Recognition, page F-16

2. We have read your response to prior comment 4 and the disclosures proposed to describe the transactions involving your StartEngine Private venture. We understand that under this
 August 2, 2024
Page 2

       program you are acquiring ownership interests in venture capital backed, late-stage private companies which are later sold to Funds that are not consolidated though which are managed and advised by two of your subsidiaries. Please clarify for us any aspect of the arrangement that is not fully consistent with this description.

       Please further expand your disclosures to include quantification of the value of ownership interests acquired and held for sale to the Funds at the end of each period and to describe the mechanisms involved in pricing securities of the Fund and determining your share of the proceeds, as consideration for the ownership interests conveyed.

       Please expand your disclosures pertaining to cost of revenues in MD&A to quantify the effects associated with activities of your StartEngine Private venture.

Note 5- Intangible Assets, page F-20

3. Given the significance of your intangible asset account, reflecting the customer list acquired from the SeedInvest business, we believe that you should include an accounting policy disclosure to explain how you evaluate this intangible asset for impairment, considering the guidance in FASB ASC 350-30-35-14, also to describe the nature of the customer list sufficiently to understand how you are evaluating its utility and to clarify the extent to which any active business accounts were received as part of the transaction.

       Please also revise your disclosure to include your estimate of amortization expense for each of the five succeeding fiscal years to comply with FASB ASC 350-30-50-2(a)(3).


       Please contact Jenifer Gallagher at 202-551-3706 or John Cannarella at 202-551-3337 if
you have questions regarding comments on the financial statements and related matters.



                                                             Sincerely,

                                                             Division of
Corporation Finance
                                                             Office of Energy &
Transportation